UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007 and August 3, 2007 and twice on August 10, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, at $15.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007 and August 10, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented by the addition of the following paragraphs at the end of the “Certain Litigation” section:

On August 10, 2007, the parties reached an agreement in principle to settle the litigation. The agreement, which is subject to a definitive settlement agreement and court approval, resolves all allegations by the plaintiff against Parent, Offeror, Accredited and named Accredited directors, in connection with the tender offer, and includes no admission of wrongdoing. Under the terms of the settlement, the parties have agreed to, among other things, make additional disclosures which are contained in Amendment No. 6 filed earlier today.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Accredited, dated August 10, 2007.

(a)(5)(K)	Accredited Home Lenders Holding Co. Employee Communication, dated August 10, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 10, 2007

Accredited Home Lenders Holding Co.

By:	/s/ David E. Hertzel
Name: David E. Hertzel
Title: General Counsel